Exhibit 99.1

Obsidian Energy Announces Extension to our Syndicated Credit Facility

CALGARY, October 29, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX - OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the extension of our syndicated credit facility to January 29, 2021. The syndicated credit facility has an underlying borrowing base of $550 million and amount available to be drawn of $450 million which remains unchanged. Under the agreement, the syndicated credit facility continues to be available on a revolving basis until January 29, 2021, subject to further extensions, with the end date of the term period set at November 30, 2021. In connection with the extension, the lenders have the option to complete a borrowing base redetermination on January 29, 2021. Additionally, the lenders have elected to not proceed with the borrowing base redeterminations on October 31, 2020 and on November 30, 2020.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this presentation contains, without limitation, forward-looking statements pertaining to the extension of our syndicated credit facility to January 29, 2021, subject to further extensions and option to complete a borrowing base determination at that time, with end date of the term period set at November 30, 2021.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; our ability to complete asset sales and the terms and timing of any such sales; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; future hedging activities; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued pursuant to our ongoing strategic alternatives review process (including the proposed acquisition of Bonterra Energy Corp.), on favorable terms or at all, or that the Company and its stakeholders do not realize the anticipated benefits of any such transaction that is completed (including the benefits of the proposed acquisition of Bonterra Energy Corp.); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1- 888-770-2633, E-mail: investor_relations@obsidianenergy.com